Exhibit 99.1

Pembina Pipeline Corporation Announces $1.8 Billion Public Note Offering

CALGARY, Alberta--(BUSINESS WIRE)--January 10, 2024--Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it has agreed to issue $1.8 billion aggregate principal amount of senior unsecured medium-term notes (the "Offering"). The Offering will be conducted in three tranches consisting of: $600 million principal amount of senior unsecured medium-term notes, series 20 (the "Series 20 Notes") having a fixed coupon of 5.02% per annum, paid semi-annually, and maturing on January 12, 2032; $600 million principal amount of senior unsecured medium-term notes, series 21 (the "Series 21 Notes") having a fixed coupon of 5.21% per annum, paid semi-annually, and maturing on January 12, 2034; and $600 million principal amount of senior unsecured medium-term notes, series 22 (the "Series 22 Notes") having a fixed coupon of 5.67% per annum, paid semi-annually, and maturing on January 12, 2054.

Closing of the Offering is expected to occur on January 12, 2024. Pembina intends to use the net proceeds of the Offering: (i) to fund a portion of the purchase price for the previously announced acquisition (the "Acquisition") of all of the interests of Enbridge Inc. in the Alliance, Aux Sable and NRGreen Power joint ventures and related operatorship contracts; (ii) to repay indebtedness of the Company under its unsecured $1.5 billion revolving credit facility; and (iii) for general corporate purposes.

Pembina will be required to redeem the Series 20 Notes and the Series 21 Notes pursuant to a special mandatory redemption at a redemption price equal to 101% of the aggregate principal amount of the Series 20 Notes and the Series 21 Notes, plus accrued and unpaid interest to, but excluding, the date of such special mandatory redemption, if (i) the closing of the Acquisition has not occurred on or prior to 5:00 p.m. (Calgary time) on October 1, 2024 (the "Outside Date"); (ii) the purchase and sale agreement in respect of the Acquisition is terminated at any time prior to the Outside Date; (iii) Pembina gives notice to Computershare Trust Company of Canada, as trustee, that it does not intend to proceed with the Acquisition; or (iv) the Company announces to the public that it does not intend to proceed with the Acquisition.

The Series 20 Notes, the Series 21 Notes and the Series 22 Notes are being offered through a syndicate of dealers under Pembina's short-form base shelf prospectus dated December 20, 2023, as supplemented by related pricing supplements dated January 10, 2024.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes in any jurisdiction. The notes being offered have not been approved or disapproved by any regulatory authority. The notes have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities law, and may not be offered or sold within the United States.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expect", "intend", "will", "shall", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to the Offering, including the anticipated closing date of the Offering and the use of the net proceeds of the Offering. These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: the ability to close the Acquisition, including the timing thereof; the ability to obtain, in a timely manner, regulatory, stock exchange and other required approvals in connection with the Acquisition; oil and gas industry exploration and development activity levels and the geographic region of such activity; that favourable market conditions exist; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund the Acquisition and future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2022 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2022 (the "Annual MD&A"), which were each filed on SEDAR on February 23, 2023, in Pembina's Management's Discussion and Analysis dated November 2, 2023 for the three and nine months ended September 30, 2023 (the "Interim MD&A"), and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the ability of Pembina and Enbridge Inc. to receive all necessary regulatory approvals and satisfy all other necessary conditions to closing of the Acquisition on a timely basis or at all; the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements with Pembina or one or more of its affiliates; actions taken by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; and certain other risks and uncertainties detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. In addition, the closing of the Offering may not be completed, or may be delayed, if the conditions to the closing of the Offering are not satisfied on the anticipated timeline or at all. Accordingly, there is a risk that the Offering will not be completed within the anticipated time, on the terms currently proposed, or at all. The intended use of the net proceeds of the Offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose and there can be no guarantee as to how or when such proceeds may be used.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

Contacts

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com